Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036
Wells Fargo Securities, LLC
One Wachovia Center
301 S. College St.
Charlotte, North Carolina 28288
December 10, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Swift Transportation Company (the “Company”) Registration Statement on Form S-1 (File No. 333-168257)
Ladies and Gentlemen:
     As representatives of the underwriters of the Company’s proposed public offering of shares of Class A common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 4 p.m. New York City time on December 14, 2010, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 30, 2010, through the date hereof:
     Preliminary Prospectus dated November 30, 2010:
     5,477 copies to prospective Underwriters, institutional investors, dealers and others.
     The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Pages Follow]

Very truly yours, MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Kenneth G. Pott
Authorized Signatory

Swift IPO – Signature Page to Underwriter Acceleration Request

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Michele A. H. Allong
Authorized Signatory

Swift IPO – Signature Page to Underwriter Acceleration Request

WELLS FARGO SECURITIES, LLC
By:	/s/ Eric H. Schless
Authorized Signatory

Swift IPO – Signature Page to Underwriter Acceleration Request